Exhibit 99.1

Jupai Reports Third Quarter 2017 Results

SHANGHAI — November 13, 2017 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2017.

THIRD QUARTER AND FIRST NINE MONTHS 2017 FINANCIAL HIGHLIGHTS

•                     Net revenues in the third quarter of 2017 were RMB440.8 million (US$166.3 million), a 37.5% increase from RMB320.5 million for the corresponding period in 2016. For the first nine months of 2017, net revenues were RMB1,246.1 million (US$187.3 million), an increase of 57.9% from RMB789.2 million for the same period in 2016.

(RMB ‘000, except percentages)	Q3 2016	Q3 2016%	Q3 2017	Q3 2017%	YoY Change %
One-time commissions	144,025	45.0%	265,004	60.1%	84.0%
Recurring management fees	88,867	27.7%	90,697	20.6%	2.1%
Recurring service fees	31,117	9.7%	21,731	4.9%	-30.2%
Other service fees	56,458	17.6%	63,353	14.4%	12.2%
Total net revenues	320,467	100.0%	440,785	100.0%	37.5%

(RMB ‘000, except percentages)	First Nine Months of 2016	First Nine Months of 2016%	First Nine Months of 2017	First Nine Months of 2017%	YoY Change %
One-time commissions	447,893	56.7%	729,771	58.6%	62.9%
Recurring management fees	187,529	23.8%	252,221	20.2%	34.5%
Recurring service fees	97,327	12.3%	81,273	6.5%	-16.5%
Other service fees	56,458	7.2%	182,880	14.7%	223.9%
Total net revenues	789,207	100.0%	1,246,145	100.0%	57.9%

•                      Income from operations in the third quarter of 2017 was RMB168.4 million (US$25.3 million), a 46.4% increase from RMB115.0 million for the corresponding period in 2016. For the first nine months of 2017, income from operations was RMB459.8 million (US$69.1 million), an increase of 129.1% from RMB200.7 million for the same period in 2016.

•                      Net income attributable to ordinary shareholders in the third quarter of 2017 was RMB115.7 million (US$17.4 million), a 46.7% increase from RMB78.8 million for the corresponding period in 2016. For the first nine months of 2017, net income attributable to ordinary shareholders was RMB318.8 million (US$47.9 million), an increase of 119.4% from RMB145.3 million for the same period in 2016.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the third quarter of 2017 was RMB125.9 million (US$18.9 million), a 43.2% increase from RMB87.9 million for the corresponding period in 2016. For the first nine months of 2017, non-GAAP net income attributable to ordinary shareholders was RMB352.6 million (US$53.0 million), an increase of 105.8% from RMB171.3 million for the same period in 2016.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on September 29, 2017, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.6533 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

THIRD QUARTER AND FIRST NINE MONTHS 2017 OPERATIONAL UPDATES

•                      Total number of active clients3 during the third quarter of 2017 was 4,073.

•                      The aggregate value of wealth management products distributed by the Company during the third quarter of 2017 was RMB12.0 billion (US$1.8 billion), a 1.8% increase from the corresponding period in 2016. For the first nine months of 2017, the aggregate value of wealth management products distributed by the Company was RMB38.5 billion (US$5.8 billion), a 25.1% increase from the corresponding period in 2016.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Nine months ended
	September 30, 2016		September 30, 2017		September 30, 2016		September 30, 2017
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	9,656	81%	10,085	84%	19,637	64%	31,580	82%
Private equity products	1,191	10%	1,327	11%	7,451	24%	5,261	14%
Secondary market equity fund products	794	7%	7	0%	2,897	9%	99	0%
Other products	182	2%	613	5%	828	3%	1,603	4%
All products	11,823	100%	12,032	100%	30,813	100%	38,543	100%

•                      Jupai’s coverage network as of September 30, 2017 included 72 client centers covering 48 cities, up from 65 client centers covering 40 cities, as of September 30, 2016.

•                      Total assets under management4 as of September 30, 2017 were RMB50.1 billion (US$7.5 billion), a 4.5% increase from June 30, 2017 and a 70.7% increase from September 30, 2016.

Assets under management — breakdown by product type

	As of
	September 30, 2016		September 30, 2017
Product type	(RMB in millions, except percentages)
Fixed income products	13,514	45%	28,415	57%
Private equity products	13,081	45%	18,694	37%
Secondary market equity fund products	2,232	8%	2,391	5%
Other products	529	2%	604	1%
All products	29,356	100%	50,104	100%

“For the first nine months of 2017, Jupai’s business continued to see rapid growth, with significant profit margin expansion,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Jupai’s net revenues for the first nine months of 2017 reached RMB1.25 billion, up 57.9% year-on-year, and our net income attributable to ordinary shareholders rose by 119.4% year-on-year to RMB318.8 million. We are confident that the momentum in our profit growth will be sustained into the fourth quarter of 2017.”

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

“In the third quarter of 2017, our fixed-income products continued to gain traction with investors. Amid tightening regulatory requirements in China’s financial industry and more conservative market sentiment, Jupai’s competitive advantages in the fixed-income product category are increasingly evident, allowing us to identify quality underlying assets and provide investment products with attractive risk and return profiles. As we rapidly expand our real estate fixed-income product line, we have also steadily expanded our offerings for non-real-estate fixed-income products, and enhanced the revenue mix of our fixed-income product category. In the first nine months of 2017, the aggregate value of products distributed by Jupai rose to RMB38.5 billion, a 25.1% increase year-on-year, as total assets under management increased to RMB50.1 billion as of September 30, 2017, a 70.7% increase year-on-year.”

“Looking forward, Jupai expects to continue to expand our business scale, increase our operating efficiency, and prudently expand overseas and into new business areas such as insurance. As we focus on our mission of fulfilling customers’ investment needs, we are confident that we will build Jupai into the leading wealth and asset management brand in China.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai continued to grow rapidly over the first nine months of 2017. As our net revenue reached another record high level, our income attributable to ordinary shareholders for the first nine months of 2017 has already surpassed the full year figure for 2016 by a significant margin. We remain confident in the outlook for bottom line growth and margins going forward.”

THIRD QUARTER AND FIRST NINE MONTHS 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2017 were RMB440.8 million (US$66.3million), a 37.5% increase from RMB320.5 million for the corresponding period in 2016, primarily due to increases in one-time commissions. Net revenues were RMB1,246.1 million (US$187.3 million) for the first nine months of 2017, an increase of 57.9% from RMB789.2 million for the same period in 2016.

•                      Net revenues from one-time commissions for the third quarter of 2017 were RMB265.0 million (US$39.8 million), an 84.0% increase from RMB144.0 million for the corresponding period in 2016, primarily as a result of an increase in fee rate compared to corresponding period in 2016. For the first nine months of 2017, net revenues from one-time commissions were RMB729.8 million (US$109.7 million), an increase of 62.9% from RMB447.9 million for the same period in 2016.

•                      Net revenues from recurring management fees for the third quarter of 2017 were RMB90.7 million (US$13.6 million), a 2.1% increase from RMB88.9 million for the corresponding period in 2016.The slowing growth rate was primarily attributable to lower management fees charged on fixed income products. The Company recognized RMB18.1 million (US$2.7 million) and RMB6.6 million carried interest in the third quarter of 2017 and 2016, respectively. For the first nine months of 2017, net revenues from recurring management fees were RMB252.2 million (US$37.9 million), a 34.5% increase from RMB187.5 million for the same period in 2016. RMB41.6 million (US$6.2 million) and RMB11.6 million carried interest was recognized as part of Jupai’s recurring management fees for the first nine months of 2017 and the same period in 2016, respectively.

•                      Net revenues from recurring service fees for the third quarter of 2017 were RMB21.7 million (US$3.3 million), a 30.2% decrease from RMB31.1 million for the corresponding period in 2016, primarily because the Company provided ongoing services to fewer product suppliers. We expect the net revenues from recurring service fees will continue to decline going forward. The Company recognized RMB0.9 million (US$0.1 million) and RMB5.7 million variable performance fees in the third quarter of 2017 and 2016, respectively. For the first nine months of 2017, net revenues from recurring service fees were RMB81.3 million (US$12.2 million), a 16.5% decrease from RMB97.3 million for the same period in 2016. The Company recognized RMB13.7 million (US$2.1 million) and RMB13.4 million variable performance fees for the first nine months of 2017 and the same period in 2016, respectively.

•                      Net revenues from other service fees for the third quarter of 2017 were RMB63.4 million (US$9.5 million), a 12.2% increase from RMB56.5 million for the corresponding period in 2016, which primarily due to increases of sub-advisory fees collected from other asset management companies. For the first nine months of 2017, net revenues from other service fees were RMB182.9 million (US$27.5 million), an increase of 223.9% from RMB56.5 million for the same period in 2016.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2017 were RMB272.4 million (US$40.9 million), an increase of 32.6% from RMB205.4 million for the corresponding period in 2016. For the first nine months of 2017, operating costs and expenses were RMB786.4 million (US$118.2 million), an increase of 33.6% from RMB588.5 million for the same period in 2016.

•                      Cost of revenues for the third quarter of 2017 was RMB173.7 million (US$26.1 million), a 44.4% increase from RMB120.3 million for the corresponding period in 2016, primarily due to increases in the number of wealth management advisors and client managers and their average compensation. For the first nine months of 2017, cost of revenues was RMB470.4 million (US$70.7 million), an increase of 42.1% from RMB331.1 million for the same period in 2016.

•                      Selling expenses for the third quarter of 2017 were RMB74.9 million (US$11.3 million), a 9.8% increase from RMB68.2 million for the corresponding period in 2016, primarily due to increases in marketing, advertising and brand promotion expenses. For the first nine months of 2017, selling expenses were RMB199.8 million (US$30.0 million), an increase of 15.8% from RMB172.6 million for the same period in 2016.

•                      G&A expenses for the third quarter of 2017 were RMB45.9 million (US$6.9 million), a 28.6% increase from RMB35.7 million for the corresponding period in 2016, mainly due to increases in both the numbers of managerial and administrative personnel and their average compensation. For the first nine months of 2017, G&A expenses were RMB143.6 million (US$21.6 million), an increase of 34.5% from RMB106.8 million for the same period in 2016.

•                      Other operating income (government subsidies) received by the Company in the third quarter of 2017 was RMB22.1 million (US$3.3 million), a 17.6% increase from RMB18.8 million for the corresponding period in 2016. For the first nine months of 2017, other operating income was RMB27.4 million (US$4.1 million), an increase of 24.5% from RMB22.0 million for the same period in 2016. Government subsidies were recorded when received and their availability and amount depend on government administrative policies.

Operating margin for the third quarter of 2017 was 38.2%, compared to 35.9% for the corresponding period in 2016. For the first nine months of 2017, operating margin was 36.9%, compared to 25.4% for the same period in 2016.

Income tax expenses for the third quarter of 2017 were RMB47.4 million (US$7.1 million), a 46.4% increase from RMB32.4 million for the corresponding period in 2016. For the first nine months of 2017, income tax expenses were RMB121.8 million (US$18.3 million), an increase of 114.9% from RMB56.7 million for the same period in 2016. The increase was primarily due to an increase in taxable income.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the third quarter of 2017 was RMB115.7 million (US$17.4 million), a 46.7% increase from RMB78.8 million for the corresponding period in 2016. For the first nine months of 2017, net income attributable to ordinary shareholders was RMB318.8 million (US$47.9 million), an increase of 119.4% from RMB145.3 million for the same period in 2016.

•                      Net margin attributable to ordinary shareholders for the third quarter of 2017 was 26.2%, as compared to 24.6% for the corresponding period in 2016. For the first nine months of 2017, net margin attributable to ordinary shareholders was 25.6%, compared to 18.4% for the same period in 2016.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the third quarter of 2017 was RMB3.54 (US$0.53) and RMB3.39 (US$0.51), respectively, as compared to RMB2.45 and RMB2.36, respectively, for the corresponding period in 2016. For the first nine months of 2017, net income attributable to ordinary shareholders per basic and diluted ADS was RMB9.83 (US$1.48) and RMB9.43 (US$1.42), respectively, as compared to RMB4.53 and RMB4.35, respectively, for the same period in 2016.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2017 was RMB125.9 million (US$18.9 million), a 43.2% increase from RMB87.9 million for the corresponding period in 2016. For the first nine months of 2017, non-GAAP net income attributable to ordinary shareholders was RMB352.6 million (US$53.0 million), a 105.8% increase from RMB171.3 million for the same period in 2016.

•                      Non-GAAP net margin attributable to ordinary shareholders for the third quarter of 2017 was 28.6%, as compared to 27.4% for the corresponding period in 2016. For the first nine months of 2017, non-GAAP net margin attributable to ordinary shareholders was 28.3%, as compared to 21.7% for the same period in 2016.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the third quarter of 2017 was RMB3.69 (US$0.55), as compared to RMB2.63 for the corresponding period in 2016. For the first nine months of 2017, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB10.42 (US$1.57), as compared to RMB5.12 for the same period in 2016.

Balance Sheet and Cash Flow

As of September 30, 2017, the Company had RMB1,220.6 million (US$183.5 million) in cash and cash equivalents, compared to RMB1,123.2 million as of December 31, 2016.

Net cash provided by operating activities during the third quarter of 2017 was RMB157.3 million (US$23.6 million). For the first nine months of 2017, net cash provided by operating activities was RMB438.7 million (US$65.9 million).

Net cash used in investing activities during the third quarter of 2017 was RMB108.5 million (US$16.3 million). For the first nine months of 2017, net cash used in investing activities was RMB218.9 million (US$32.9 million).

Net cash provided by financing activities during the third quarter of 2017 was RMB2.6 million (US$0.4 million). For the first nine months of 2017, net cash used in financing activities was RMB122.4 million (US$18.4 million).

BUSINESS OUTLOOK

The Company estimates that its net revenues for the fourth quarter of 2017 will be in the range of RMB460 million to RMB480 million, an increase of 35.9% to 41.8% compared to the same period in 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on November 13, 2017 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-866-548-4713 or +1-323-794-2093

Hong Kong:	800-961-105 or +852-3008-1527

Mainland China:	400-120-9101 or 800-820-6061

Singapore:	800-186-5107 or +65-6320-9025

Passcode:	1208868

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 20, 2017:

U.S./International:	+1-719-457-0820

Hong Kong:	800-901-108

Mainland China:	400-120-1651

Singapore:	800-101-2009

Passcode:	1208868

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB)

	As of
	December 31,	September 30,	September 30,
	2016	2017	2017
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,123,166,156	1,220,577,015	183,454,378
Short-term investments	25,210,000	151,225,012	22,729,324
Accounts receivable	52,111,944	77,776,163	11,689,863
Other receivables	71,064,287	24,803,714	3,728,032
Amounts due from related parties	133,560,483	215,618,374	32,407,734
Deferred tax assets — current[5]	55,791,373	—	—
Investments at cost method — current	—	20,000,000	3,006,027
Other current assets	12,551,186	15,080,065	2,266,554
Total current assets	1,473,455,429	1,725,080,343	259,281,912
Investments at cost method — non-current	70,450,000	50,450,000	7,582,703
Investment in affiliates	85,830,444	177,916,177	26,741,042
Advanced payment for acquisition	77,560,000	257,447	38,695
Property and equipment, net	37,199,812	39,002,655	5,862,152
Intangible assets	83,072,545	80,057,662	12,032,775
Goodwill	277,752,765	265,733,889	39,940,164
Long-term prepayment	6,261,152	11,810,709	1,775,165
Other non-current assets	7,977,534	23,014,809	3,459,157
Deferred tax assets — non-current	8,494,738	63,097,699	9,483,670
Total Assets	2,128,054,419	2,436,421,390	366,197,435

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	101,864,007	103,975,758	15,627,697
Income tax payable	138,131,812	175,380,391	26,359,911
Other tax payable	58,189,283	87,840,558	13,202,555
Dividend payable	10,160,503	—	—
Amounts due to related parties-current	6,118,678	7,179,063	1,079,023
Deferred revenue from related parties	121,644,250	149,029,663	22,399,360
Deferred revenues	36,432,195	29,678,882	4,460,776
Other current liabilities	10,397,008	12,195,300	1,832,970
Total current liabilities	482,937,736	565,279,615	84,962,292
Deferred revenue — non-current from related parties	75,413,617	73,655,744	11,070,558
Deferred revenue — non-current	5,677,905	9,329,670	1,402,262
Non-current uncertain tax position liabilities	5,938,816	—	—
Deferred tax liabilities— non-current	9,815,595	5,941,223	892,974
Total Liabilities	579,783,669	654,206,252	98,328,086
Equity	1,548,270,750	1,782,215,138	267,869,349
Total Liabilities and Total Shareholders’ Equity	2,128,054,419	2,436,421,390	366,197,435

5  Jupai adopted ASU 2015-17 and therefore, deferred tax assets and liabilities are classified as non-current assets and liabilities starting 2017. Prior balances were not retrospectively adjusted.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data and percentages)

	Three months ended
	September 30,	September 30,	September 30,	YoY
	2016	2017	2017	Change %
	RMB	RMB	USD
Revenues
Third party revenues	140,604,586	106,852,364	16,060,055	-24.0%
Related party revenues	182,050,798	335,292,485	50,394,915	84.2%
Total revenues	322,655,384	442,144,849	66,454,970	37.0%
Business taxes and related surcharges	(2,188,327)	(1,360,338)	(204,461)	-37.8%
Net revenues	320,467,057	440,784,511	66,250,509	37.5%

Operating costs and expenses:
Cost of revenues	(120,279,680)	(173,668,668)	(26,102,635)	44.4%
Selling expenses	(68,239,307)	(74,900,713)	(11,257,679)	9.8%
General and administrative expenses	(35,675,530)	(45,871,467)	(6,894,544)	28.6%
Other operating income — government subsidies	18,769,539	22,076,600	3,318,143	17.6%
Total operating cost and expenses	(205,424,978)	(272,364,248)	(40,936,715)	32.6%
Income from operations	115,042,079	168,420,263	25,313,794	46.4%

Interest income	619,035	1,680,560	252,590	171.5%
Investment income	4,729,880	3,827,354	575,256	-19.1%
Net other loss	(29,388)	(132,902)	(19,975)	352.2%
Total other income	5,319,527	5,375,012	807,871	1.0%
Income before taxes and income from equity in affiliates	120,361,606	173,795,275	26,121,665	44.4%
Income tax expense	(32,399,968)	(47,438,160)	(7,130,020)	46.4%
Income (loss) from equity in affiliates	(972,580)	155,211	23,329	-116.0%
Net income	86,989,058	126,512,326	19,014,974	45.4%
Less: Net income attributable to non-controlling interests	(8,146,378)	(10,853,416)	(1,631,283)	33.2%
Net income attributable to ordinary shareholders	78,842,680	115,658,910	17,383,691	46.7%

Net income per ADS:
Basic	2.45	3.54	0.53	44.5%
Diluted	2.36	3.39	0.51	43.6%
Weighted average number of ADSs used in computation:
Basic	32,206,187	32,631,080	32,631,080
Diluted	33,417,263	34,083,757	34,083,757

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data and percentages)

	Nine months ended
	September 30,	September 30,	September 30,	YoY
	2016	2017	2017	Change %
	RMB	RMB	USD
Revenues
Third party revenues	296,436,511	390,341,474	58,668,852	31.7%
Related party revenues	494,809,881	860,461,812	129,328,576	73.9%
Total revenues	791,246,392	1,250,803,286	187,997,428	58.1%
Business taxes and related surcharges	(2,039,153)	(4,658,231)	(700,139)	128.4%
Net revenues	789,207,239	1,246,145,055	187,297,289	57.9%

Operating costs and expenses:
Cost of revenues	(331,143,931)	(470,401,882)	(70,702,041)	42.1%
Selling expenses	(172,571,637)	(199,783,565)	(30,027,740)	15.8%
General and administrative expenses	(106,802,821)	(143,615,868)	(21,585,659)	34.5%
Other operating income — government subsidies	22,027,028	27,417,443	4,120,879	24.5%
Total operating cost and expenses	(588,491,361)	(786,383,872)	(118,194,561)	33.6%
Income from operations	200,715,878	459,761,183	69,102,728	129.1%

Interest income	3,389,286	10,188,988	1,531,419	200.6%
Investment income	11,275,816	8,755,346	1,315,940	-22.4%
Net other income (loss)	170,989	(1,870,983)	(281,211)	-1194.2%
Total other income	14,836,091	17,073,351	2,566,148	15.1%
Income before taxes and income from equity in affiliates	215,551,969	476,834,534	71,668,876	121.2%
Income tax expense	(56,662,010)	(121,776,263)	(18,303,137)	114.9%
Income (loss) from equity in affiliates	(904,981)	(3,731,860)	(560,904)	312.4%
Net income	157,984,978	351,326,411	52,804,835	122.4%
Less: Net income attributable to non-controlling interests	(12,680,003)	(32,512,219)	(4,886,631)	156.4%
Net income attributable to ordinary shareholders	145,304,975	318,814,192	47,918,204	119.4%

Net income per ADS:
Basic	4.53	9.83	1.48	117.0%
Diluted	4.35	9.43	1.42	116.8%
Weighted average number of ADSs used in computation:
Basic	32,068,274	32,435,136	32,435,136
Diluted	33,430,172	33,819,713	33,819,713

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Three months ended
	September 30,	September 30,	September 30,
	2016	2017	2017	Change
	RMB	RMB	USD
Net income	86,989,058	126,512,326	19,014,974	45.4%
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	10,146,853	(12,059,498)	(1,812,559)	-218.8%
Other comprehensive income (loss)	10,146,853	(12,059,498)	(1,812,559)	-218.8%
Comprehensive income	97,135,911	114,452,828	17,202,415	17.8%
Less: Comprehensive income attributable to non-controlling interests	8,729,244	10,866,767	1,633,290	24.5%
Comprehensive income attributable to ordinary shareholders	88,406,667	103,586,061	15,569,125	17.2%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Nine months ended
	September 30,	September 30,	September 30,
	2016	2017	2017	Change
	RMB	RMB	USD
Net income	157,984,978	351,326,411	52,804,835	122.4%
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	22,200,346	(28,285,790)	(4,251,393)	-227.4%
Other comprehensive income (loss)	22,200,346	(28,285,790)	(4,251,393)	-227.4%
Comprehensive income	180,185,324	323,040,621	48,553,442	79.3%
Less: Comprehensive income attributable to non-controlling interests	13,262,870	32,525,570	4,888,637	145.2%
Comprehensive income attributable to ordinary shareholders	166,922,454	290,515,051	43,664,805	74.0%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	September 30,	September 30,
	2016	2017	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	24.6%	26.2%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	27.4%	28.6%

Net income attributable to ordinary shareholders	78,842,680	115,658,910	46.7%
Adjustment for share-based compensation	5,454,983	6,782,134	24.3%
Adjustment for amortization of intangible assets related to acquisition	3,589,976	3,456,344	-3.7%
Adjusted net income attributable to ordinary shares(non-GAAP)	87,887,639	125,897,388	43.2%

Net income attributable to ordinary shares per ADS, diluted	2.36	3.39	43.6%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	2.63	3.69	40.3%

Weighted average number of ADSs used in computation:
Diluted	33,417,263	34,083,757	2.0%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Nine months ended
	September 30,	September 30,
	2016	2017	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	18.4%	25.6%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	21.7%	28.3%

Net income attributable to ordinary shareholders	145,304,975	318,814,192	119.4%
Adjustment for share-based compensation	15,591,240	23,169,038	48.6%
Adjustment for amortization of intangible assets related to acquisition	10,412,017	10,583,287	1.6%
Adjusted net income attributable to ordinary shares(non-GAAP)	171,308,232	352,566,517	105.8%

Net income attributable to ordinary shares per ADS, diluted	4.35	9.43	116.8%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	5.12	10.42	103.5%

Weighted average number of ADSs used in computation:
Diluted	33,430,172	33,819,713	1.2%